Filed with the Securities and Exchange Commission on October 20, 1995

                                 1933 Act File Nos. 33-28516, 33-30268, 33-34922
                                                     1940 Act File No. 811-05808


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13E-4


                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        EATON VANCE PRIME RATE RESERVES
                                (Name of Issuer)

                        EATON VANCE PRIME RATE RESERVES
                      (Name of Person(s) Filing Statement)

                Shares of Beneficial Interest, Without Par Value
                         (Title of Class of Securities)

                                  277913 10 9
                     (CUSIP Number of Class of Securities)

                              H. Day Brigham, Jr.
                             Eaton Vance Management
                 24 Federal Street, Boston, Massachusetts 02110
                                 (617) 482-8260
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                October 23, 1995
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           Calculation of Filing Fee

Transaction Valuation                      Amount of Filing Fee
----------------------------------------   --------------------

No. of Shares  Price/Share   Total Value
-------------  -----------   -----------
7,500,000      $10.03        $75,225,000   $15,045

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Background

         Eaton Vance Prime Rate Reserves (the "Fund"), is a closed-end, non-diversified management investment company (File Nos. 33- 34922 and 811-05808) registered under the Investment Company Act of 1940 (the "1940 Act"). As a closed-end investment company, the Fund does not redeem its shares, but the Fund continuously offers its shares at net asset value. However, the Fund makes quarterly tender offers (at the discretion of the Board of Trustees) to provide some measure of liquidity to the Fund's shareholders because the Fund's shares are not listed on an exchange or traded in the over-the-counter market.

         On February 21, 1995, the Fund converted to a "master-feeder" structure and now invests all of its assets in the Senior Debt Portfolio (the "Portfolio"), a separate closed-end non-diversified management investment company registered under the 1940 Act (File No. 811-8876). The Portfolio also continuously offers its interests, but the interests are offered privately (i.e., without conducting a public offering under the Securities Act of 1933), and are held by an extremely small number of feeder funds. In order to continue to provide liquidity to Fund shareholders (and to the shareholders of any other feeder fund), the Portfolio also intends to conduct periodic tender offers.

         EV Classic Senior Floating-Rate Fund is a "sister" feeder fund of the Fund, is registered under the 1940 Act as a closed- end, non-diversified management investment company, and also offers its shares to the public (File Nos. 33-59143 and 811-07946). This Fund also invests its assets in the Portfolio, and in order to provide liquidity to its shareholders, expects to conduct periodic tender offers.


Introduction

The following is a cross-reference sheet pursuant to General Instruction B of
Schedule 13E-4 showing the location in the Offer To Purchase dated October 23, 1995 of Eaton Vance Prime Rate Reserves (the "Offer To Purchase"), submitted herewith as Exhibit 2, of the information required by Schedule 13E-4. All of the information contained under the below-referenced captions of the Offer To Purchase is hereby incorporated by reference.

Schedule 13E-4 Item and Caption       Caption in Offer To Purchase
-------------------------------       ----------------------------
Item 1   Security and Issuer
         -------------------

         (a)........................   Heading.

         (b) and (c)................   Heading.  Letter. Price; Number of
                                       Shares.  Selected Financial Information.

         (d)........................   Inapplicable.

Item 2   Source and Amount of Funds
         or Other Consideration
         ---------------------------

         (a)........................   Heading.  Source and Amount of Funds.

         (b)........................   Inapplicable.

Item 3   Purpose of the Tender Offer
         and Plans or Proposals of
         the Issuer or Affiliate
         ---------------------------

         (a) through (f)............   Purpose of the Offer.  Certain Effects
                                       of the Offer.

                                       The Fund has no present plans or
                                       proposals which relate to or would
                                       result in any extraordinary corporate
                                       transaction, such as a merger,
                                       reorganization, or liquidation,
                                       involving the Fund; a sale or transfer
                                       of a material amount of assets of the
                                       Fund; any material changes in the Fund's present capitalization (except as resulting from the Offer or otherwise set forth in the Offer to Purchase); or any other material change in the Fund's corporate structure or business as a non-diversified closed-end management investment company.

         (g) through (j)............   Inapplicable.

Item 4   Interest in Securities        Selected Financial Information.
         of the Issuer
         ----------------------

Item 5   Contracts, Arrangements       No such contracts, arrangements,
         Understandings or             understandings or relationships exist
         Relationships with            between the Fund and any person with
         Respect to the Issuer's       respect to the tender offer.
         Securities
         -----------------------

Item 6   Persons Retained,             Letter.  No person has been authorized to
         Employed or to Be             make solicitations or recommendations
         Compensated                   with respect to the Offer to Purchase.
         -----------------


Item 7   Financial Information
         ---------------------
         (a)(1) (2) (3) and (4)..      Reference is hereby made to the Selected
                                       Financial Information in the Offer to
                                       Purchase, to the Audited Financial
                                       Statements of the Fund for the fiscal
                                       year ended December 31, 1994 filed as
                                       Exhibit (g)(1) to Schedule 13E-4 filed
                                       with the Commission on April 24, 1995
                                       (Accession No. 0000898432-95-000140), and
                                       to the Unaudited Financial Statements
                                       dated June 30, 1995 filed with the
                                       Commission pursuant to Section 30(b)(2)
                                       under the Investment Company Act of 1940
                                       on August 24, 1995 (Accession No.
                                       0000950156-95-000622) all of which are
                                       incorporated herein by reference.

         (b)(1) (2) and (3)..          Inapplicable.

Item 8   Additional Information
         ----------------------
         (a).................          Contracts and Relationships with
                                       Affiliates.


                                           Eaton Vance Distributors, Inc.
                                           ("EVD") is a wholly-owned subsidiary
                                           of Eaton Vance Management, which is a
                                           wholly-owned subsidiary of Eaton
                                           Vance Corp.  EVD serves as the Fund's
                                           principal underwriter.

         (b) through (d).....              Inapplicable.

         (e).................              Withdrawal Rights.  Early Withdrawal
                                           Charge.  Extension of Tender Period;
                                           Termination; Amendment.  Tax
                                           Consequences.

Item 9   Material to be Filed
         as Exhibits
         --------------------

         (a) (1).............              Advertisement printed in THE WALL
                                           STREET JOURNAL.

             (2).............              Offer to Purchase (including Selected
                                           Financial Information).

             (3).............              Letter of Transmittal.

         (b).................              Inapplicable.

         (c).................              Inapplicable.

         (d) through (f).....              Inapplicable.

         (g) (1).............              Audited Financial Statements of the
                                           Fund for the fiscal year ended at
                                           December 31, 1994 filed as Exhibit
                                           (g)(1) to Schedule 13E-4 filed with
                                           the Commission on April 24, 1995
                                           (Accession No. 0000898432-95-000140)
                                           and to the Unaudited Financial
                                           Statements dated June 30, 1995 filed
                                           with the Commission pursuant to
                                           Section 30(b)(2) under the Investment
                                           Company Act of 1940 on August 24,
                                           1995 (Accession No.
                                           0000950156-95-000622) all of which
                                           are incorporated herein by reference.


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 20, 1995                     /s/ James B. Hawkes
----------------                  -------------------------------
(Date)                            James B. Hawkes, President of
                                  Eaton Vance Prime Rate Reserves

                                 EXHIBIT INDEX


         The following exhibits are filed as part of this Issuer Tender Offer Statement.


Exhibit
No.              Description
-------          -----------
(a)(1)           Advertisement printed in THE WALL STREET JOURNAL

(a)(2)           Offer to Purchase (including Selected Financial Information)

(a)(3)           Letter of Transmittal
